NEWS RELEASE
Endeavour Appoints New CFO

January 3, 2008 - Vancouver, Canada - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, and EJD: Frankfurt) is pleased to announce the appointment of W.R. (Bill) Franklin, CGA, to the position of Chief Financial Officer. Mr. Franklin replaces John Watkins who, due to family reasons, has submitted his resignation, effective January 25, 2008.

Mr. Franklin brings to Endeavour a wealth of experience in corporate accounting, including 20 years of accounting for gold mining operations in Canada and Mexico. Until recently, Bill was CFO for Nevada Pacific Gold, where he oversaw all of their financial and accounting practices and reporting from December 2003 until the take-over by US Gold this past year. Nevada Pacific owns and previously operated the El Magistral gold mine in Sonora State, Mexico.

Prior to Nevada Pacific, Mr. Franklin worked for 15 years with major gold mining companies, initially as Mine Accountant for Bond/Lac/Barrick at the Golden Patricia mine in Ontario, then moving over to Homestake, where he rose through the ranks to become Mine Controller at the Snip mine in BC, then Manager, Operations Accounting for Homestake’s ten gold mines in North America and finally Manager, Accounting for Homestake/Barrick’s Canadian corporations.

Bradford Cooke, Chairman and CEO, commented, “I would like to welcome Bill Franklin to Endeavour’s senior management team. Bill’s successful track record for managing all financial and accounting aspects of mining operations, coupled with his experience in Mexico, should be great assets in facilitating Endeavour’s future growth. It is with regret that we accept the resignation of John Watkins but we understand that family comes first and we wish him well going forward.”

Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with

Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, M.Sc., P.Geo., President and COO is the Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.